SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2003


                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F _____
                   ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ____          No    X
                             ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

         N/A

This Form 6-K consists of :

         Following announcements on August 22, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant"):(1) announcement of resolutions passed at the third meeting of the second session of the board of directors; (2) announcement of resolutions passed at the second meeting of the second session of the supervisory committee; (3) announcement of interim results for the period ended 30 June 2003; (4) announcement of proposed domestic corporate bond issue; (5) announcement of leasing of land use rights and connected transaction; and (6)announcement of notice on the second extraordinary general meeting for the year 2003.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    China Petroleum & Chemical Corporation


                                    By: /s/ Chen Ge
                                    Name:  Chen Ge
                                    Title: Secretary to the Board of Directors

Date: August 22, 2003